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                            December 14, 2023

       Jeff Radke
       Chief Executive Officer
       Accelerant Holdings
       c/o Accelerant Re (Cayman) Ltd.
       Unit 106, Windward 3, Regatta Office Park
       West Bay Road, Grand Cayman

                                                        Re: Accelerant Holdings
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
29, 2023
                                                            CIK No. 0001997350

       Dear Jeff Radke:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

       Amendment No.1 to Draft Registration Statement on Form S-1 filed November 29, 2023

       Summary Accelerant Holdings Historical Consolidated Financial Data, page
18

   1. We note your response to prior comment 11 and revised disclosures. Your measures for
                                                        "organic revenue" and
the related "organic revenue growth rate    appear to represent non-
                                                        GAAP financial
measures. Please revise to label these as non-GAAP financial measures and provide the
required disclosures.
       We rely on third parties to perform key functions of our business operations , page 34

   2. We note your response to prior comment 25. Please supplementally advise us how you determined VantagePoint
and Soteria are not key third-party vendors on which your
                                                        business is dependent.
 Jeff Radke
Accelerant Holdings
December 14, 2023
Page 2
Technology and development operating expenses, page 81

3. We note your response to prior comment 19 that management expects the annual expenditure on the development of the Risk Exchange Technology as a percentage of
         Exchange Written Premium to increase over the medium term. We also note your disclosure on page 81 that you expect that your technology and development costs will continue at a similar level for at least several years as you continue to dedicate substantial investment to the development of your Risk Exchange. Please revise your disclosure to reconcile these two statements. Make appropriate updates to your disclosure related to key factors impacting your performance, where technology development is described as a key factor.
Segment Information , page 94

4. We note your response to prior comment 32. We also note your disclosure in footnote 2 to the revenue table on page 95 and the revenue table on page F-77 that ceding commissions income (adjustments) includes the effect of sliding scale adjustments. Please revise here, and elsewhere in the document where sliding scale adjustments are discussed, to quantify the sliding scale adjustments for the nine months ended September 30, 2023 and 2022, as applicable.
Investment Portfolio, page 108

5. We note your response to prior comment 1, and your disclosure related to equity price risks on page 120. Revise your disclosure, either in this section, or elsewhere, to disclose any concentrations of investments in the equity securities in your portfolio, including both sectors, industries, or individual companies.
6. We note your response to prior comment 1, bullet point 4. Please disclose the material terms of the investment management agreements, including the identities of the parties to the agreements, the compensation structure with the investment managers, any minimum amount of assets required to be covered under the agreement, and term and termination provisions.
Member Case Studies, page 132

7. We note your response to prior comment 28. Please disclose whether the performance of these two examples is representative of new members who joined during the same time periods. For example, you state that within two years of joining the platform, Member B
FirstName LastNameJeff Radke
       nearly doubled its annual premiums and considerably reduced its loss ratio. Your
Comapany    NameAccelerant
       disclosure should makeHoldings
                               clear whether Member B's performance is
representative of new
       members
December         whoPage
           14, 2023   joined
                          2 during the same time period.
FirstName LastName
 Jeff Radke
FirstName
Accelerant LastNameJeff  Radke
           Holdings
Comapany14,
December   NameAccelerant
               2023        Holdings
December
Page  3    14, 2023 Page 3
FirstName LastName
       Please contact William Schroeder at 202-551-3294 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:      Robert A. Ryan, Esq.